SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5) *


                               Symix Systems, Inc.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                    87153510
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87153510                    13G                      Page 2 of 5 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lawrence J. Fox         ###-##-####

2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) _____

                                                                  (b) _____

3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER

            2,125,854 shares(1)

6.    SHARED VOTING POWER

              -0-

7.    SOLE DISPOSITIVE POWER

            2,125,854 shares(1)

8.    SHARED DISPOSITIVE POWER

              -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,125,854 shares(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

            Not Applicable


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              36.7%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN

Item 1(a).  Name of Issuer.

            Symix Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            2800 Corporate Exchange Drive
            Columbus, Ohio  43231

Item 2(a).  Name of Person Filing.

            This Schedule 13G is filed on behalf of Lawrence J. Fox.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence of Person Filing.

            2800 Corporate Exchange Drive
            Columbus, Ohio  43231

Item 2(c).  Citizenship of Person Filing.

            United States

Item 2(d).  Title of Class of Securities.

            Common Stock, No Par Value

Item 2(e).  CUSIP Number.

            87153510

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or Dealer registered under Section 15 of the Act

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act

               (c) [ ] Insurance  Company as defined in Section  3(a)(19) of the
                    Act -- for each of Physicians and APL

               (d) [ ]  Investment  Company  registered  under  Section 8 of the
                    Investment Company Act

               (e) [ ] Investment  Adviser  registered  under Section 203 of the
                    Investment Advisers Act of 1940

               (f) [ ] Employee  Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(l)(ii)(F)

               (g) [ ] Parent Holding Company, in accordance with  ss. 240.13d-1
                    (b)(ii)(G)

               (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

               (a)  Amount Beneficially Owned: 2,125,854 shares(1)(2)(3)

               (b)  Percent of Class: 36.7%

               (c)  Number of shares as to which such person filing has:

                    (i)  Sole power to vote or to direct the vote:

                              2,125,854 shares(1)

                    (ii) Shared power to vote or to direct the vote:

                              0 shares

                    (iii) Sole power to dispose or to direct the disposition of:

                              2,125,854 shares(1)

                    (iv) Shared  power to dispose  or to direct the  disposition of:

                              0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following: [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.  Notice of Dissolution of Group.

            Not Applicable.

Item 10.  Certification.

            Not Applicable.


____________________________

(1)  All share figures reflect September 10, 1996 stock split.
(2) Includes 128,000 shares subject to options exercisable by Mr. Fox within 60 days.
(3) Does not include 128,944 shares owned by Mr. Fox's spouse. Mr. Fox disclaims beneficial ownership of these shares.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  As of January 30, 1997         By: /s/ Lawrence J. Fox
                                           _____________________________________
                                               Lawrence J. Fox